SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	34-1723097
(State of incorporation or organization)	(IRS Employer Identification No.
3300 Enterprise Parkway Beachwood, Ohio	44122
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: 333-100889

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
9 3/8% Cumulative Redeemable Voting Preferred Shares, without par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrant's Securities to be Registered

For a description of the 9 3/8% Cumulative Redeemable Voting Preferred Shares, without par value ("Voting Preferred Shares"), of Developers Diversified Realty Corporation (the "Company"), see the information under the caption "Description of DDR Preferred Shares" in Amendment Number 1 to the Registration Statement on Form S-4 (Registration No. 333-100889), of the Company, filed with the Securities and Exchange Commission on December 17, 2002, which description is hereby incorporated herein by reference. The Voting Preferred Shares will be listed on the New York Stock Exchange for regular way trading.

Item 2. Exhibits

Exhibit No.	Description
3.1	Proposed Amendment to Amended and Restated Articles of Incorporation of the Company for the Voting Preferred Shares (incorporated by reference to Annex D of the Company's Amendment Number 1 to the Registration Statement on Form S-4 (Registration No. 333-100889) (Filed with the SEC on December 17, 2002)).
3.2	Amended and Restated Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (Filed with the SEC on May 15, 2002, for the quarterly period ended March 31, 2002)).
3.3	Code of Regulations of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (Filed with the SEC on August 16, 1999, for the quarterly period ended June 30, 1999)).
4.1	Form of Voting Preferred Share Certificate (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DEVELOPERS DIVERSIFIED REALTY CORPORATION

January 15, 2003

By: /s/ William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial Officer